SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                        SHELLS SEAFOOD RESTAURANTS, INC.
                        --------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   822809 10 9
                                 --------------
                                 (CUSIP Number)

                               FREDERICK R. ADLER
                           1520 SOUTH OCEAN BOULEVARD
                            PALM BEACH, FLORIDA 33480
                                 (561) 659-2001
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               DECEMBER 12, 2000
            --------------------------------------------------------
            (Date of Events which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


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                                  SCHEDULE 13D

CUSIP No. 82209 10 9

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
         (a)      Frederick R. Adler (the "Reporting Person")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)     [ ]
                                                                   (b)     [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         (a)      PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         (a)      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER
                  (a)      258,500(+)

         8.       SHARED VOTING POWER
                  (a)      -0-

         9.       SOLE DISPOSITIVE POWER
                  (a)      258,500(+)

         10.      SHARED DISPOSITIVE POWER
                  (a)      -0-

         (+) Includes options to purchase 8,000 shares of Common Stock which are presently exercisable. Does not include options to purchase 1,000 shares of Common Stock which are not exercisable within 60 days of the date of this filing. Also includes 10,100 shares of Common Stock which are held by 1520 Partners Ltd. ("1520 Partners"), a limited partnership of which the Reporting Person is the general partner.


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11.      AGGREGATE AMOUNT BENEFICIALLY OWNER BY EACH REPORTING PERSON
         (a)      1,562,426 (*)

         (*) 953,926 of these shares may be deemed to be beneficially owned for Federal securities laws purposes by Frederick R. Adler, as a result of such shares being held by the Frederick R. Adler Intangible Asset Management Trust (the "Asset Trust"), of which the Reporting Person is the settlor and beneficiary. 350,000 of these shares may be deemed to be beneficially owned for Federal securities laws purposes by Frederick
         R. Adler as a result of presently exercisable warrants to purchase such shares being held by the Adler Children Trust (the "Children Trust"), of which the Reporting Person is the settlor and the Reporting Person's children are the beneficiaries and wife is the trustee. Mr. Adler disclaims beneficial ownership of such 1,303,926 shares.

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         (a)      35.0% (**)

         (**) Excluding the shares and/or warrants to purchase shares held by the Asset Trust and the Children Trust, the Reporting Person would beneficially own 5.8% of the outstanding Common Stock.

14.      TYPE OF REPORTING PERSON
         (a)      IN


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         This Amendment No. 3 is being filed by Frederick R. Adler (the
"Reporting Person") to reflect the purchase by the Reporting Person of an aggregate of 163,500 shares of Common Stock (the "Shares") between November 27, 2000 and December 29, 2000 at purchase prices ranging from $0.63 to $0.88.

Item 1.    SECURITY AND ISSUER.
           No change.

Item 2.    IDENTITY AND BACKGROUND.
           No change.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           With respect to the purchase of the Shares, the Reporting Person used personal funds.

Item 4.    PURPOSE OF TRANSACTION.
           The Shares were acquired solely for investment purposes.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
          (a) The Reporting Person beneficially owns an aggregate of 258,500 shares of Common Stock representing 5.8% of the outstanding shares of Common Stock. The Asset Trust beneficially owns an aggregate of 953,926 shares of Common Stock representing approximately 21.4% of the outstanding shares of Common Stock. The Children Trust beneficially owns warrants to purchase an aggregate of 350,000 shares of Common Stock, representing approximately 7.3% of the outstanding shares of Common Stock. 1520 Partners holds 10,100 shares of Common Stock representing less than 1% of the outstanding shares of Common Stock. Mr. Adler may be deemed to beneficially own the shares and warrants to purchase shares of Common Stock held by each of the Asset Trust, the Children Trust and 1520 Partners for Federal securities laws purposes. Mr. Adler disclaims beneficial ownership of the shares and warrants to purchase shares of Common Stock held by the Asset Trust, the Children Trust, and 1520 Partners for purposes of Section 13 of the Securities Exchange Act of 1934 and for all other purposes.

           (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

           (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

           (i) On November 27, 2000, the Reporting Person purchased 7,500 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.75.

           (ii) On November 28, 2000, the Reporting Person purchased 7,500 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.63.

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           (iii) On December 5, 2000, the Reporting Person purchased 5,000 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.63.

           (iv) On December 6, 2000, the Reporting Person purchased 10,000 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.63.

           (v) On December 7, 2000, the Reporting Person purchased 5,000 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.75.

           (vi) On December 8, 2000, the Reporting Person purchased 7,500 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.75.

           (vii) On December 12, 2000, the Reporting Person purchased 5,000 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.88.

           (viii) On December 14, 2000, the Reporting Person purchased 8,500 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.75.

           (ix) On December 18, 2000, the Reporting Person purchased 17,500 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.75.

           (x) On December 19, 2000, the Reporting Person purchased 7,500 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.88.

           (xi) On December 21, 2000, the Reporting Person purchased 10,000 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.75.

           (xii) On December 22, 2000, the Reporting Person purchased 10,000 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.72.

           (xiii) On December 22, 2000, the Reporting Person purchased 5,000 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.75.

           (xiv) On December 27, 2000, the Reporting Person purchased 10,000 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.75.

           (xv) On December 29, 2000, the Reporting Person purchased 47,500 shares of Common Stock in the open market in a broker's transaction, at a purchase price of $0.75.

           (d) Not applicable.

           (e) Not applicable.

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Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER.
           None.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.
           None.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         /s/ FREDERICK R. ADLER
                                         ----------------------
                                         Frederick R. Adler

Date:    January 12, 2001

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